COMMENTS RECEIVED ON MAY 2, 2005
FROM CHRISTIAN SANDOE
FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)
Fidelity Magellan Fund
POST-EFFECTIVE AMENDMENT NO. 53
COLCHESTER STREET TRUST (File Nos. 002-74808 and 811-03320)
Treasury Only Portfolio, Treasury Portfolio, Government Portfolio, Prime Money Market Portfolio, Money
Market Portfolio, and Tax-Exempt Portfolio
POST-EFFECTIVE AMENDMENT NO. 48
FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)
Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund,
Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Advisor
Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025
Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, and Fidelity Advisor
Freedom 2040 Fund
POST-EFFECTIVE AMENDMENT NO. 36

1. Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, and Fidelity Advisor Freedom 2005 Fund

    "Investment Summary" (prospectuses)
    "Investment Objective"

    (Fidelity Freedom 2000 Fund)

    "**Freedom 2000 Fund** seeks high total return until its target retirement date. Thereafter the fund's objective
    will be to seek high current income and, as a secondary objective, capital appreciation."

    (Fidelity Freedom 2005 Fund)

    "**Freedom 2005 Fund** seeks high total return until its target retirement date. Thereafter the fund's objective
    will be to seek high current income and, as a secondary objective, capital appreciation."

    (Fidelity Advisor Freedom 2005 Fund)

    "**Fidelity Advisor Freedom 2005 Fund** seeks high total return with a secondary objective of principal pres-
    ervation as the fund approaches its target date and beyond."

    C: The Staff believes that the phrase "seeks high total return" should be removed from the funds'
        objectives since the funds have reached their target retirement date and therefore, it should no
        longer be the funds' objective.

    R: The phrase "seeks high total return" is a part of each fund's fundamental policy, which can only
        be changed with shareholder approval. Each fund launched with a fundamental investment ob-
        jective that contemplated the fund becoming more conservative over time. Furthermore, the ref-
        erenced disclosure for Fidelity Freedom 2000 Fund and Fidelity Freedom 2005 Fund clearly
        outlines each fund's investment objective before and after reaching the target retirement date and

_____

has been submitted to shareholders for their approval. Accordingly, we have not modified our disclosure.

2. Treasury Only Portfolio

    "Investment Summary" (prospectuses)
    "Principal Investment Strategies"

    "Normally investing at least 80% of assets in U.S. Treasury securities."

    C: The Staff believes that given the fact that the fund's name is "Treasury Only," the fund should have significantly more than 80% invested in treasury securities and/or cash equivalents.

    R: Because the name of the fund includes the term "Treasury," the fund has adopted a policy of normally investing at least 80% of its assets in U.S. Treasury securities as required by Rule 35d-1 under the Investment Company Act of 1940 (the 1940 Act). We believe that the fund's name is consistent with Section 35(d) of the 1940 Act.

3. Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Freedom Advisor 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, and Fidelity Advisor Freedom 2040 Fund

    "Investment Summary" (prospectus)
    "Principal Investment Risks"

    C: The Staff believes that the principal investment risks of the funds related to geographic concentrations, technology industry concentration, and mid cap and small cap investing should have corresponding strategies under the sub-heading "Principal Investment Strategies" in the "Investment Summary" section. The Staff understands that some of the underlying funds will give the funds exposure to these risks but believes the funds should have corresponding strategies.

    R: None of the retail Freedom Funds or Advisor Freedom Funds has principal investment strategies of focusing on particular countries or regions, technology, and/or small cap or mid-cap securities, and therefore disclosure to that effect is not applicable. However, pursuant to Item 2(b) of Form N-1A, each fund has a principal investment strategy of allocating assets among a combination of underlying Fidelity equity, fixed-income, and short-term funds, each of which may focus on particular countries or regions, technology, or small or mid-cap securities. In connection with this allocation strategy the Freedom Funds may be exposed to the principal risks of the underlying funds. We believe it is important to disclose these risks, even though the Freedom Funds do not have corresponding principal investment strategies. The "Investment Details" section of each prospectus discusses in further detail the underlying funds' principal investment strategies. We believe the "Investment Details" section is the appropriate place for this disclosure since it relates to the underlying funds rather than to the Freedom Funds.